October 29, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Mellissa Campbell Duru

Re:	XTO Energy Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 13, 2007

File No. 1-10662

Comment Letter dated August 21, 2007

Dear Ms. Duru:

The following are responses of XTO Energy Inc. to the above-referenced comment letter received from the Staff of the Securities and Exchange Commission. In this letter, XTO Energy is referred to as “Company”, “we”, “our” or “XTO”. We appreciate your courtesy in extending XTO’s time to respond to the Staff’s letter. The Staff’s comments and XTO’s responses thereto are set forth below, numbered as such comments were numbered in the comment letter.

Compensation Processes, page 12

1.	Please clarify the companies against which you benchmark elements of your compensation. We note the reference to three separate groups on page 12, yet also note the specific peer group of companies identified on page 18. Please identify the percentile within which the various elements of compensation provided by the company fall vis-à-vis a particular peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

As indicated on page 12 of XTO’s proxy statement, the Company does not benchmark any elements of its compensation against any peer companies. The Compensation Committee is furnished a survey prepared by the management of the Company based on the prior year proxy statements of a broad group of oil and gas companies. The companies in this group include some of the companies in the Dow Jones US Exploration & Production Index, which is the peer index used in the Company’s performance graph that appears on page 22 of the proxy statement, and other companies the Company competes with for executive talent.

Securities and Exchange Commission

October 29, 2007

As we stated on page 12 of the proxy statement, “…we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on those data to determine executive compensation.” If this remains the case in future years, the Company will reevaluate whether the peer group information is material to the committee’s executive compensation decision-making process, and if it is, consider including additional disclosure with respect to the committee’s limited use of such data.

The specific peer companies surveyed are listed on page 18 of the proxy statement. The reference to the peer companies on page 12 of the proxy statement is to identify the types of companies included in the survey. To the extent we determine the information is material to the committee’s decision-making process, we will clarify the references to our peer companies in future filings.

2.	We direct you to Release 8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, even taking into consideration the leadership role of Mr. Simpson, his compensation, such as his bonus and payments payable upon post-termination and change-in-control, exceeds significantly that of the other named executive officers. Please address the reasons for the continued discrepancy in compensation awarded to Mr. Simpson.

Response:

In future filings, we will clarify and enhance our disclosure regarding the reasons for the discrepancy in Mr. Simpson’s compensation compared to that of the other named executive officers.

Cash Bonuses, page 13

3.	While we note that you do not use a formula to determine maximum payouts, your disclosure on page 12 suggests that the committee considers the attainment of “operational priorities” and “financial performance” yet omits identification of such priorities and performance goals. Please disclose the corporate and individual performance goals or targets established for each named executive officer. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

October 29, 2007

Response:

As stated on page 11 of the proxy statement, the ultimate goal of our compensation program is to create value for our stockholders. We believe that the achievement of general operational and financial results contributes to value creation. The general operational and financial results that the committee evaluates are identified on pages 12 and 18 of the proxy statement. They include return to stockholders, production and production growth, reserves and reserves growth, operating cash flow, replacement and other costs and return on capital employed over time.

As indicated on page 13 of the proxy statement, the committee does not establish specific corporate or individual performance goals or targets for the named executive officers at the beginning of the year. Nor does it assign a greater weight or value to any particular operational or financial results from year to year. Instead, the committee evaluates the Company’s and the individual’s performance based on the Company’s actual results and the committee’s subjective evaluation of the contribution of the individual to those results. In future filings, we will clarify and enhance our disclosure regarding the use of actual results rather than pre-established performance goals and targets, and the subjective, discretionary nature of our executive compensation program.

4.	Please specify the multiple, expressed as a percentage of base salary, of each of the named executive officer’s bonuses.

Response:

The committee does not use any specific multiple of base salary as a guideline in determining bonuses, so such multiple is not considered material to an understanding of the compensation paid to executive officers. There is sufficient information in the proxy statement for a stockholder to calculate this number if it is relevant to that stockholder. The proxy statement does note on page 13, however, that bonuses increase as a multiple of base pay as responsibilities increase. By this we mean that, as an executive’s responsibilities increase, a greater proportion of his or her overall cash compensation will be in the form of bonuses. In future filings, we will clarify our disclosure to avoid any implication that specific salary multiples are used to determine bonuses.

5.	We refer you to Instruction 2 to Item 402(b) of Regulation S-K. Please disclose by reference to specific awards made, the circumstances in prior years in which awards were made to recognize “extraordinary performance…” Also, you disclose that the semi-annual installment payment allows the company the flexibility to adjust the bonus payment at the time of the second payment. Clarify, by reference to prior years’ adjustments, circumstances in which the second payment was adjusted, if ever.

Securities and Exchange Commission

October 29, 2007

Response:

The Company did not pay any special bonuses to the named executive officers in 2006. The last time special bonuses were paid was in May 2004, and those 2004 bonuses were not material to an understanding of the compensation decisions the committee made for 2006. In future filings, if the Company has paid any special bonus, we will make appropriate disclosure describing the special bonus and the reasons for the bonus. Additionally, to the extent relevant to an understanding of the Company’s executive compensation program, we will explain the historical practice under which the committee has previously awarded special bonuses.

In addition, in future filings we will clarify and enhance our disclosure with respect to the circumstances in which the second bonus payment is adjusted from the first bonus payment. This disclosure will include the amount of each bonus payment and the reasons for any difference.

Employment, Severance and Change in Control Arrangements, page 16

6.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment, severance and change of control arrangements.

Response:

In future filings, we will clarify and enhance our disclosure describing how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment, severance and change of control arrangements.

7.	We note your discussion in the third paragraph of this section regarding your “single” trigger change in control payment arrangements. You indicate that you believe that it is appropriate to provide for cash payments to the executive officers upon a change in control since, due to their senior positions with the company, an acquirer is likely to either terminate the executives or seek to renegotiate their agreements. Expand your discussion to better explain why a single trigger arrangement is appropriate with respect to these cash payments if it is your belief that an acquirer is likely to terminate an executive, which would result in payments to a named executive officer even in a double trigger scenario.

Securities and Exchange Commission

October 29, 2007

Response:

In future filings, we will clarify and enhance our disclosure to better explain why a single trigger arrangement is appropriate with respect to cash payments to the executive officers upon a change in control.

Consideration for Executive Compensation Decisions in 2006, page 18

8.	You state on page 12 that in determining appropriate cash and equity compensation, the committee analyzes the individual’s performance, the performance of the company for the year and over the long-term, the individual’s contribution to that performance and how that performance contributed to creating value for stockholders. Expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose any factors the compensation committee considers in its assessment of a named executive officer and if applicable, the weighting assigned to such factors. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

As discussed in our response to Comment 3, the committee evaluates the Company’s performance based on certain operational and financial results and subjectively evaluates the contributions of each executive officer to those results. Since the committee’s evaluation of the contribution of each individual executive is subjective, there are no factors regarding his or her contributions that could be assigned specific weighting. In future filings, we will clarify and enhance our disclosure regarding the subjective, discretionary nature of our executive compensation program.

Cash Bonuses, page 19

9.	While you list the various company performance measures that the committee considered in determining 2006 compensation, it is still unclear how you determined the $31 million cash bonus amount paid to Mr. Simpson in each of 2005 and 2006. Please expand your disclosure accordingly. See Item 401(b)(1)(v) of Regulation S-K. Also discuss whether the committee, in determining such amounts, also considered Mr. Simpson’s prior compensation, including gains from prior stock and option awards.

Response:

As discussed in our responses to Comments 3 and 8, the committee evaluates the Company’s performance based on certain operational and financial results and

Securities and Exchange Commission

October 29, 2007

subjectively evaluates the contributions of each executive officer to those results. Also, as indicated on page 12 of the proxy statement, the committee is furnished information on the amount Mr. Simpson earned upon the exercise of options during the year, the number and value of his outstanding options and the value of all shares held by Mr. Simpson.

In future filings, we will clarify and enhance the disclosure about how the committee determines Mr. Simpson’s cash bonus. If material to the committee’s determination, we will also disclose the extent, if any, to which Mr. Simpson’s prior compensation was considered in determining his compensation for the year.

Equity Incentive Compensation, page 20

10.	Discuss in greater detail the reasons for atypical grants, such as the catch-up grant provided to Mr. Petrus.

Response:

In future filings, if and to the extent there are any atypical grants, we will clarify and enhance our disclosure describing the reasons for the atypical grant. We will also continue to disclose that such grants may be part of our executive compensation program even if no such grants were made in a given year.

Compensation in 2007, page 21

11.	Although you have identified operational and financial accomplishments made during the prior fiscal year, please indicate whether the accomplishments represented achievement of specific targets or goals established with respect to corporate performance at the beginning of the year. For example, if a particular performance target was not met in its entirety, your disclosure should address the shortfall, the consideration of such shortfall by the committee, and any exercise of discretion the committee has with respect to how it assesses the overall amount of compensation to be awarded based on the actual performance of the company as compared to the targeted performance. See generally, Item 402(b)(2) of Regulation S-K.

Response:

As discussed in our responses to Comments 3, 8 and 9, the operational and financial results described in the proxy statement do not represent achievement of specific targets or goals established with respect to corporate performance at the beginning of the year. All executive compensation is discretionary. If the committee establishes specific targets or goals in future years, we will provide the appropriate disclosure or seek exclusion based on confidentiality if appropriate.

Securities and Exchange Commission

October 29, 2007

Additionally, as noted in our responses to Comments 3, 8 and 9, in future filings we will clarify and enhance our disclosure regarding the subjective, discretionary nature of our executive compensation program.

Director Compensation, page 35

12.	Please disclose by footnote to the stock awards column the aggregate number of stock awards outstanding at fiscal year end. See Instruction to Item 402(k)(2(iii) and (iv) of Regulation S-K.

Response:

There were no stock awards outstanding at fiscal year end for any of the directors. As noted on page 36 of the proxy statement, stock awards to directors in 2006 vested immediately. In future filings, if there are any outstanding stock awards at the end of the fiscal year, we will disclose the number of outstanding awards in a footnote to the director compensation table.

Relationships and Transactions with Management and Others, page 38

13.	We note your disclosure regarding Mr. Hutton’s sister. Please provide all the information required by Item 404(a). For example, disclose the approximate dollar value of the compensation.

Response:

In future filings, if Mr. Hutton continues to be an executive officer or director of the Company and his sister continues to be an employee of the Company, we will disclose the approximate dollar value of her compensation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 29, 2007

If you have any questions regarding XTO Energy’s responses, or need additional information, please contact Kathy Cox at 817-885-2215 or at kathy_cox@xtoenergy.com.

Very truly yours,

Kathy L. Cox

Vice President, Associate General Counsel and Assistant Secretary